Exhibit 99

news

IMMEDIATE	16 July 2004

Royal & SunAlliance Raises £450m Following Strong Demand for Subordinated Debt Transaction

Royal & SunAlliance, the UK’s second largest general insurance company, has raised £450m of upper tier II subordinated debt, following a UK roadshow. The Group will use part of the proceeds to repay its Yen denominated subordinated loan with the balance supporting general business purposes.

The issue, which will be denominated in sterling, was priced on 16 July and is due for settlement on 23 July. The issue is callable on 8 December 2014, pays a coupon of 8.5% and has an issue price of 99.485, to give a spread of 337.5 basis points over the benchmark gilt.

The transaction is expected to be rated BBB by Standard and Poor’s and Ba2 by Moody’s and will be listed on the London Stock Exchange.

George Culmer, Royal & SunAlliance’s Chief Financial Officer commented,

“We are very pleased with the positive response to the issue. The debt is eligible to qualify as regulatory capital under the forthcoming regulatory regime being introduced by the Financial Services Authority (PS 04/16 and CP204), and is another successful step in our programme to optimise our debt capital structure.”

–ENDS–

For further information:

Analysts	Press	Press
Helen Pickford	Richard Emmott	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 6023	Tel: +44 (0) 20 7569 4027

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6134 Facsimile +44 (0)20 7569 6587